Exhibit 2
NOTICE TO FORMER HOLDERS OF
DENISON ENERGY INC. SHARES
September 21, 2010
To Former Holders of Denison Energy Inc. shares:
In 2004, a business reorganization was completed among Denison Energy Inc. (“Denison Energy”), Tenwest Uranium Limited, Denison Mines Inc., Denison Resources Inc., Denison Resources Partnership, Denison Oil Corporation and Denison Mine Holding Corporation (the “Denison Reorganization”). The Denison Reorganization was approved by the Ontario Superior Court of Justice and then by former shareholders of Denison Energy on March 8, 2004.
As a result of the Denison Reorganization, Denison Energy shareholders were entitled to receive the following shares (the “New Shares”) in exchange for every Denison Energy share held:
•	one common share of Denison Mines Inc. (“Denison Mines”);
•	1/5 of one common share in Forte Resources Inc. (“Forte”); and
•	1/21 of one common share in Calfrac Well Services Ltd. (formerly, Denison Energy).
In order to achieve certainty, it was necessary that there be a cut-off date after which time unexchanged Denison Energy shares would be surrendered and would no longer represent any right to receive New Shares. Accordingly, the Denison Reorganization required that certificates representing shares of Denison Energy be delivered to Computershare Investor Services Inc. (“Computershare”), Denison Energy’s share registrar and transfer agent, for exchange by March 8, 2010. This deadline has now passed.
You are receiving this letter because Computershare’s records indicate that you hold shares of Denison Energy or hold shares of a predecessor company which entitle you to shares of Denison Energy. Notwithstanding the passing of the deadline for exchange under the Denison Reorganization, we are hereby notifying you of a final opportunity to present your unexchanged shares for New Shares.
Subsequent to the Denison Arrangement, Forte completed a multi-party arrangement. The entities issuing securities to Forte shareholders have likewise completed subsequent transactions. The foregoing transactions are independent of the Denison Reorganization and are governed by their own terms, including without limitation, deadlines for participation by shareholders. These subsequent transactions may preclude the issuance of the Forte component of the New Shares to you, and there can be no assurance that you can participate in any corporate transactions which occurred subsequent to the Denison Arrangement involving Forte or any of its successors in interest.
You must now deliver certificates evidencing your Denison Energy shares (or shares of a predecessor company which entitle you to shares of Denison Energy) to Computershare on or before December 31, 2010. If you fail to do so, your unexchanged shares will automatically be surrendered without further notice and will no longer represent any right to receive New Shares.
For your convenience, we enclose a Letter of Transmittal which describes the manner in which Denison Energy shares must be exchanged on or before December 31, 2010 and which may be used by you for that purpose. If you require further assistance, please contact Computershare at 1-877-982-8765 or by email to corporateactions@computershare.com.
Yours very truly,

CALFRAC WELL SERVICES LTD.	DENISON MINES CORP.

/s/ Douglas R. Ramsay Douglas R. Ramsay	/s/ Ron F. Hochstein Ron F. Hochstein
President and Chief Executive Officer	President and Chief Executive Officer